Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. The voting polls will be open until 11:59 p.m. (Eastern Time) December 8, 2024. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE IN PERSON If you would like to vote in person, please attend the 2024 Annual General Meeting of Shareholders to be held on Tuesday, December 10, 2024, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. 2024 Annual General Meeting of Shareholders Proxy Card - ParaZero Technologies Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL The Board of Directors recommends a vote "FOR" all listed Proposals. 1. Re-election of our Class I Director To re-elect our currently serving Class I director, Mr. Amitay Weiss, to serve as a Class I director of the Company until the third annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association (the “Articles of Association”) or any law, whichever is the earlier. FOR AGAINST ABSTAIN 2. Approval of an amendment to the Company’s Articles of Association To approve certain amendments to Article 25(a) in the Articles of Association to allow applicability of the changes to the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange). FOR AGAINST ABSTAIN 3. Approval of an amendment to the terms of employment of the Company’s Chief Executive Officer To approve an amendment to the terms of employment of the Company’s Chief Executive Officer regarding bonus entitlement. FOR AGAINST ABSTAIN 4. Appointment of Company’s auditors for fiscal year 2024 To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2024 (the “Auditors”), and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors remuneration. FOR AGAINST ABSTAIN Note: To transact such other business as may properly come before the Meeting or any adjournment thereof. Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT a “controlling shareholder” and do not have a “personal interest” in any of the above proposals. If you are a “controlling shareholder” or you do have a “personal interest” (both as such terms are referred to in the proxy statement) in any of the above proposals, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 3). (TO BE SIGNED ON REVERSE)

PARAZERO TECHNOLOGIES LTD. 2024 Annual General Meeting of Shareholders December 10, 2024 10:00 AM Israel Time At 20 HaHarash Street, Tel Aviv, 6761310 Israel DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Amitay Weiss, Boaz Shetzer and Regev Livne or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ParaZero Technologies Ltd that the shareholder(s) is/are entitled to vote at the 2024 Annual General Meeting of Shareholders to be held on Tuesday, December 10, 2024, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted as directed herein. If no direction is given, to the fullest extent permitted under applicable law, this proxy will be voted FOR all items on the agenda, and, in the discretion of the proxies, upon such other business as may properly come before the 2024 Annual General Meeting of Shareholders. IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT IS NOT A “CONTROLLING SHAREHOLDER” AND DOES NOT HAVE A “PERSONAL INTEREST” (AS SUCH TERMS ARE REFERRED TO IN THE PROXY STATEMENT) IN THE APPROVAL OF PROPOSAL 3 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL. IF YOU BELIEVE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 3, PLEASE NOTIFY REGEV LIVNE, COMPANY’S CHIEF FINANCIAL OFFICER, AT C/O 1 HATACHANA ST., KFAR SABA, ISRAEL, TELEPHONE: +972-3-688-5252, OR EMAIL OFFICE@PARAZERO.COM. PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A “CONTROLLING SHAREHOLDER” OR HAS A “PERSONAL INTEREST”. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE. Date Signature Signature, if held jointly ________________ ________________________ ________________________ Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT999 90.00